UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13G
UNDER THE SECURITIES EXCHANGE ACT OF 1934
 (Amendment No. __)

Care.com, Inc.
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(Name of issuer)

Common Stock
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(Title of class of securities)

141633107
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(CUSIP number)

December 31, 2014
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(Date of event that requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

  Rule 13d-1(b)
  Rule 13d-1(c)
[X] Rule 13d-1(d)

________________________________
1The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G
CUSIP No. 89785L107	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS United Services Automobile Association I.R.S. Identification Nos. of above persons (entities only). 74-0959140
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [__] (b) []
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,114,107 (See Item 4)
	6	SHARED VOTING POWER 1,134,107 (See Item 4)
	7	SOLE DISPOSITIVE POWER 1,114,107 (See Item 4)
	8	SHARED DISPOSITIVE POWER 1,134,107 (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,248,214 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES 
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.1% (See Item 4)
12	TYPE OF REPORTING PERSON IC, EP

CUSIP No. 89785L107	Page 3 of 5 Pages

SCHEDULE 13G

ITEM 1.

(a)           Name of Issuer:

           Care.com, Inc.

(b)           Address of Issuer's Principal Executive Offices:

Care.com, Inc.
201 Jones Road, Suite 500
Waltham, MA 02451

ITEM 2.

(a)           Names of Person Filing:

United Services Automobile Association (“USAA”)

(b)           Address of Principal Business Office, of if None, Residence:

9800 Fredericksburg Road
San Antonio, Texas 78288

(c)           Citizenship:

Texas

(d)           Title of Class of Securities:

Common Stock, $0.001 par value (the “Common Stock”)

(e)           CUSIP Number:

89785L107

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)       [_]         Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).
(b)       [_]         Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)       [_]         Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	[_]	Investment company registered under Section 8 of the Investment Company Act of 1940
(15 U.S.C. 80a-8).
(e)       [_]         An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);
(f)       [_]         An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);
(g)       [_]         A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);
(h)       [_]         A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)       [_]         A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)       [_]         Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

CUSIP No. 89785L107	Page 4 of 5 Pages

SCHEDULE 13G

ITEM 4. OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

Reporting Person	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class (1)
USAA	1,114,107	1,114,107	1,134,107 (2)	1,114,107	1,134,107 (2)	2,248,214	7.1%

(1)
Based on 31,487,177 shares of Common Stock outstanding as of October 29, 2014, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 7, 2014.

(2)	Consists of 1,134,107 shares of Common Stock owned directly by USAA Casualty Insurance Company, a wholly owned subsidiary of USAA.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not Applicable

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not Applicable

ITEM 7.  IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

Not Applicable

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not Applicable

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

Not Applicable

Item 10.                       CERTIFICATION.

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated: February 17, 2015

UNITED SERVICES AUTOMOBILE ASSOCIATION

By:	/s/ Martha Leiper
Name:  Martha Leiper
Title:    Senior Vice President and Chief Investment Officer